Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6360.4017
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2009
•	Chartered revenues of $415.2 million in 3Q 2009, down 10.4 percent from 3Q 2008 and up 19.0 percent sequentially. Revenues including Chartered’s share of SMP of $439.8 million, down 9.7 percent from 3Q 2008 and up 19.2 percent sequentially.

•	Net loss attributable to Chartered of $4.7 million in 3Q 2009, including transaction costs of $8.4 million relating to the proposed acquisition of Chartered by ATIC, compared to net loss attributable to Chartered of $24.4 million in 3Q 2008 and net loss attributable to Chartered of $39.4 million in the previous quarter.
SINGAPORE — October 23, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, today announced its results for third quarter 2009.

“Chartered revenues and revenues including our share of SMP were up approximately 19 percent in third quarter 2009 compared to the previous quarter. Revenues from 65-nanometer (nm) and below technologies, including those from 45nm, grew around 27 percent and accounted for approximately 31 percent of our total business base revenues. We ended the quarter with a net loss attributable to Chartered of $4.7 million, including transaction costs of $8.4 million relating to the proposed acquisition of Chartered by Advanced Technology Investment Company (ATIC) of Abu Dhabi, which is a substantial improvement of approximately $35 million over the prior quarter,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Third Quarter 2009 Performance
•	Revenues were $415.2 million in third quarter 2009, down 10.4 percent from $463.7 million in third quarter 2008. Revenues including Chartered’s share of SMP were $439.8 million, down 9.7 percent from $487.2 million in the year-ago quarter, primarily due to a decline in semiconductor demand across all sectors. Sequentially, revenues were up 19.0 percent compared to $349.0 million in second quarter 2009. Revenues including Chartered’s share of SMP were up 19.2 percent from $368.8 million in second quarter 2009, primarily due to strength in the communications sector and to a lesser extent the computer sector.

•	Gross profit was $88.0 million, or 21.2 percent of revenues, compared to a gross profit of $65.6 million, or 14.1 percent of revenues in the year-ago quarter. The increase was primarily due to a favorable product mix arising from higher shipments of certain advanced technologies and lower cost per wafer resulting from higher production volumes in these advanced technologies over which fixed costs are allocated, partially offset by lower selling prices. The fixed costs in third quarter 2009 included the impact of an upward revision of projected useful lives and a corresponding elimination of projected residual values for 12-inch process equipment used for leading-edge technologies. This upward revision of projected useful lives and elimination of projected residual values, which was made in fourth quarter 2008, resulted in a favorable impact of $27.1 million for third quarter 2009. Gross profit in third quarter 2009 also included an income of $8.9 million relating to unfulfilled purchase obligations from a customer. Compared to the previous quarter, gross profit was up from $30.9 million, or 8.9 percent, primarily due to higher revenues resulting from higher shipments and lower cost per wafer resulting from higher production volumes over which fixed costs are allocated, partially offset by lower selling prices.

•	Research and development (R&D) expenses were $43.9 million, a decrease of 0.7 percent from $44.2 million in the year-ago quarter, primarily due to lower depreciation on R&D equipment and lower payroll-related expenses, partially offset by lower reimbursement of expenses from grants and higher cost of development activities related to the advanced 32nm and 28nm technologies. Compared to the previous quarter, R&D expenses were down 4.2 percent from $45.8 million in second quarter 2009, primarily due to lower depreciation on R&D equipment.

•	Sales and marketing expenses were $14.9 million, down 23.5 percent compared to $19.5 million in the year-ago quarter, primarily due to lower Electronic Design Automation (EDA) expenses, lower financial support for pre-contract customer design validation activities and lower payroll-related expenses. Compared to the previous quarter, sales and marketing expenses were up 9.4 percent from $13.6 million, primarily due to higher financial support for pre-contract customer design validation activities, partially offset by lower payroll-related expenses.

•	General and administrative (G&A) expenses were $18.5 million, up 65.1 percent compared to $11.2 million in the year-ago quarter and up 76.3 percent from $10.5 million in second quarter 2009, primarily due to investment banking and legal fees and other expenses amounting to $8.4 million related to the proposed acquisition of Chartered by ATIC.

•	Other operating expenses, net, were $6.5 million, compared to $1.4 million in the year-ago quarter and $5.6 million in the previous quarter. Other operating expenses, net, included an accounting charge of $3.2 million relating to a write-off of guaranteed capacity in a vendor’s facility due to the planned closure of their facility and an exchange loss of $2.5 million in third quarter 2009.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $8.9 million compared to equity in income of $8.7 million in the year-ago quarter and $6.7 million in the previous quarter, primarily due to higher revenues resulting from higher shipments and lower cost per wafer resulting from higher production volumes over which fixed costs are allocated, partially offset by lower selling prices.

•	Net interest expense was $13.2 million, compared to $13.6 million in the year-ago quarter. Interest income in third quarter 2009 included recognition of an accelerated amount of $2.2 million in imputed interest on the deposit placed with a vendor for guaranteed capacity in the vendor’s facility. Due to the planned closure of their facility, the deposit is expected to be repayable by the vendor in January 2010. The decline in net interest expense in third quarter 2009 compared to the year-ago quarter was primarily due to lower interest expense arising from lower interest rates and higher interest income, partially offset by lower interest capitalization associated with the ramp of Fab 7. Compared to the previous quarter, net interest expense was down 5.5 percent from $14.0 million, primarily due to higher interest income and lower interest expense arising from lower interest rates and lower outstanding debt, partially offset by lower interest capitalization associated with the ramp of Fab 7.

•	The net profit of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), was $15.0 million. As a result of the adoption of Financial Accounting Standards Board Accounting Standards Codification (ASC 810) on noncontrolling interests in consolidated financial statements with effect from January 1, 2009, a 49 percent share of CSP’s profit amounting to $7.4 million was allocated to the noncontrolling interest in CSP. No profit or loss was allocated to the noncontrolling interest in CSP in third quarter 2008. In second quarter 2009, a 49 percent share of CSP’s loss amounting to $2.1 million was allocated to the noncontrolling interest in CSP.

•	Net income was $2.7 million, or 0.6 percent of revenues, compared to a net loss of $24.4 million, or negative 5.3 percent of revenues in the year-ago quarter, and a net loss of $41.5 million or negative 11.9 percent of revenues in the previous quarter. Net loss attributable to Chartered was $4.7 million in third quarter 2009.

Net loss for third quarter 2008 included a tax expense of $10.8 million, which was due primarily to the provision of additional valuation allowance on a portion of existing deferred tax assets which were assessed, based on the projection of future taxable income, to be not realizable. Net loss for second quarter 2009 included a tax benefit of $8.8 million. This tax benefit arose primarily from recognition of deferred tax assets for Fab 3E’s unabsorbed wear-and-tear allowances and tax losses, which became available for carry forward upon approval from the Singapore tax authorities in second quarter 2009. This tax benefit is net of valuation allowances against a portion of the deferred tax assets that is assessed to be not realizable for offset against future taxable income. Such future taxable income is based on Chartered’s projection, which is contingent upon future market conditions.

•	Basic and diluted loss per American Depositary Share (ADS) and basic and diluted loss per share in third quarter 2009 were ($0.08) and ($0.01) respectively, compared with basic and diluted loss per ADS and basic and diluted loss per share of ($0.70) and ($0.07) respectively in third quarter 2008. The basic and diluted loss per ADS and loss per share figures have been adjusted for the 27-for-10 rights offering and the 10-into-1 share consolidation which were completed during second quarter 2009.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in third quarter 2009 were 449.3 thousand wafers, a decrease of 12.6 percent compared to 514.3 thousand wafers in third quarter 2008. Shipments in third quarter 2009 increased by 25.2 percent compared to 358.9 thousand wafers shipped in second quarter 2009. Shipments including Chartered’s share of SMP were 482.4 thousand wafers, a decrease of 11.4 percent compared to 544.5 thousand wafers in third quarter 2008. Shipments including Chartered’s share of SMP in third quarter 2009 increased by 25.3 percent compared to 385.1 thousand wafers shipped in second quarter 2009.

•	ASP was $879 per wafer in third quarter 2009, compared to $921 per wafer in second quarter 2009. ASP including Chartered’s share of SMP was $870 per wafer in third quarter 2009 compared to $910 per wafer in second quarter 2009.

Capacity and Utilization
Capacity utilization in third quarter 2009 was 75 percent compared to 85 percent in the year-ago quarter, and 60 percent in second quarter 2009. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Total wafers shipped	544.5	377.7	241.9	385.1	482.4
Total capacity	638.9	645.2	633.1	639.9	641.4
Utilization	85%	59%	38%	60%	75%
Capacity by Fab

Thousand 8” equivalent wafers	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Fab 2	155.5	155.5	152.2	153.8	155.5
Fab 3	83.1	83.1	81.3	82.2	83.1
Fab 3E	75.1	75.1	73.5	74.3	75.1
Fab 5 (Chartered’s share)	35.9	35.9	33.7	34.0	34.4
Fab 6	127.4	130.2	130.5	131.9	111.9
Fab 7	161.9	165.4	161.9	163.7	181.4

Total	638.9	645.2	633.1	639.9	641.4

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Communications	52%	48%	49%	51%	54%
Computer	13%	12%	8%	9%	11%
Consumer	31%	33%	37%	37%	29%
Other	4%	7%	6%	3%	6%

Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Americas	60%	63%	53%	56%	53%
Europe	10%	10%	8%	8%	10%
Asia-Pacific	21%	15%	24%	30%	32%
Japan	9%	12%	15%	6%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
0.045 and below	—	—	3%	2%	1%
Up to 0.065	19%	23%	21%	27%	30%
Up to 0.09	3%	1%	1%	1%	1%
Up to 0.13	34%	34%	38%	35%	34%
Up to 0.15	—	1%	1%	1%	1%
Up to 0.18	18%	17%	20%	15%	13%
Up to 0.25	10%	9%	5%	9%	6%
Up to 0.35	9%	8%	5%	6%	8%
Above 0.35	7%	7%	6%	4%	6%

Total	100%	100%	100%	100%	100%
Outlook
In light of the proposed acquisition by ATIC, Chartered will not be providing guidance for its fourth quarter ending December 31, 2009 and will not host a conference call or web cast. Considering that Chartered is in the midst of the acquisition, in order to be able to provide fourth quarter guidance, it would need to make several assumptions and estimates which are dependent on whether and when the acquisition will be completed. This can result in significant uncertainty while forecasting its results for the fourth quarter ending December 31, 2009.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	3Q 2008	2Q 2009	3Q 2009
	Actual	Actual	Actual
Revenues (a)	$463.7M	$349.0M	$415.2M
Chartered’s share of SMP revenues	$23.5M	$19.8M	$24.6M
Revenues including Chartered’s share of SMP	$487.2M	$368.8M	$439.8M
ASP (b)	$878	$921	$879
ASP of Chartered’s share of SMP revenues (b)	$780	$755	$744
ASP including Chartered’s share of SMP (b)	$873	$910	$870

(a)	Determined in accordance with US GAAP.

(b)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Communications	52%	48%	48%	51%	55%
Computer	13%	12%	8%	8%	10%
Consumer	31%	33%	37%	38%	30%
Other	4%	7%	7%	3%	5%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP revenues (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Communications	50%	51%	65%	38%	39%
Computer	28%	16%	16%	35%	37%
Consumer	20%	28%	16%	26%	11%
Other	2%	5%	3%	1%	13%

Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Communications	52%	48%	49%	51%	54%
Computer	13%	12%	8%	9%	11%
Consumer	31%	33%	37%	37%	29%
Other	4%	7%	6%	3%	6%

Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Americas	62%	64%	54%	57%	55%
Europe	10%	10%	8%	8%	10%
Asia-Pacific	19%	14%	23%	28%	30%
Japan	9%	12%	15%	7%	5%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Americas	20%	40%	36%	32%	30%
Europe	12%	11%	7%	12%	14%
Asia-Pacific	64%	42%	54%	55%	54%
Japan	4%	7%	3%	1%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Americas	60%	63%	53%	56%	53%
Europe	10%	10%	8%	8%	10%
Asia-Pacific	21%	15%	24%	30%	32%
Japan	9%	12%	15%	6%	5%

Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
0.045 and below	—	—	3%	2%	1%
Up to 0.065	19%	23%	22%	29%	32%
Up to 0.09	3%	1%	1%	1%	1%
Up to 0.13	36%	35%	39%	37%	36%
Up to 0.15	—	1%	1%	1%	1%
Up to 0.18	14%	15%	17%	10%	8%
Up to 0.25	11%	9%	5%	9%	7%
Up to 0.35	10%	8%	6%	7%	8%
Above 0.35	7%	8%	6%	4%	6%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
0.045 and below	—	—	—	—	—
Up to 0.065	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	—	—	—	—	—
Up to 0.18	95%	100%	100%	99%	99%
Up to 0.25	3%	—	—	1%	1%
Up to 0.35	2%	—	—	—	—
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
0.045 and below	—	—	3%	2%	1%
Up to 0.065	19%	23%	21%	27%	30%
Up to 0.09	3%	1%	1%	1%	1%
Up to 0.13	34%	34%	38%	35%	34%
Up to 0.15	—	1%	1%	1%	1%
Up to 0.18	18%	17%	20%	15%	13%
Up to 0.25	10%	9%	5%	9%	6%
Up to 0.35	9%	8%	5%	6%	8%
Above 0.35	7%	7%	6%	4%	6%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating global economic conditions; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

Net revenue	$463,648	$415,228	$1,309,440	$1,008,175
Cost of revenue	398,068	327,254	1,109,407	916,747

Gross profit	65,580	87,974	200,033	91,428

Other revenue	2,654	2,312	10,974	6,169

Operating expenses:
Research and development	44,184	43,878	132,474	137,672
Sales and marketing	19,493	14,914	54,921	41,390
General and administrative	11,196	18,486	33,154	39,571
Other operating expenses, net	1,364	6,480	5,116	15,013

Total operating expenses, net	76,237	83,758	225,665	233,646

Equity in income of associated companies, net	8,941	8,827	28,192	13,306
Other income (loss), net	(941)	476	8,782	747
Interest expense, net	(13,561)	(13,229)	(38,382)	(41,129)

Income (loss) before income tax	(13,564)	2,602	(16,066)	(163,125)
Income tax (benefit) expense	10,813	(58)	(37,497)	(10,050)

Net income (loss)	(24,377)	2,660	21,431	(153,075)

Less: Net income (loss) attributable to the noncontrolling interest in CSP	—	7,356	—	(10,222)

Net income (loss) attributable to Chartered	(24,377)	(4,696)	21,431	(142,853)
Less: Accretion to redemption value of convertible redeemable preference shares	2,522	2,622	7,495	7,790

Net income (loss) available to ordinary shareholders of Chartered	$(26,899)	$(7,318)	$13,936	$(150,643)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share*	$(0.07)	$(0.01)	$0.04	$(0.22)
Diluted net earnings (loss) per ordinary share*	$(0.07)	$(0.01)	$0.04	$(0.22)

Basic net earnings (loss) per ADS*	$(0.70)	$(0.08)	$0.36	$(2.22)
Diluted net earnings (loss) per ADS*	$(0.70)	$(0.08)	$0.36	$(2.22)

Number of ordinary shares (in millions) used in computing*:
Basic net earnings (loss) per ordinary share	383.2	941.9	383.1	679.9
Effect of dilutive securities	—	—	0.2	—

Diluted net earnings (loss) per ordinary share	383.2	941.9	383.3	679.9

Number of ADS (in millions) used in computing*:
Basic net earnings (loss) per ADS	38.3	94.2	38.3	68.0
Effect of dilutive securities	—	—	—	—

Diluted net earnings (loss) per ADS	38.3	94.2	38.3	68.0

*	As adjusted retroactively for the 27-for-10 rights offering and the 10-into-1 share consolidation which were completed during second quarter 2009.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of
	December 31,	September 30,
	2008	2009

ASSETS

Cash and cash equivalents	$524,501	$805,726
Restricted cash	69,560	66,301
Marketable securities	950	1,175
Receivables, net	224,428	297,893
Inventories	189,498	154,895
Other investments	19,634	3,274
Other current assets	19,840	36,267

Total current assets	1,048,411	1,365,531

Investment in associated companies	28,924	34,662
Technology licenses and other intangible assets, net	48,178	35,376
Property, plant and equipment, net	2,845,668	2,768,222
Other non-current assets	53,992	34,466

Total assets	$4,025,173	$4,238,257

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND EQUITY

Payables	$311,264	$337,913
Current installments of long-term debt and capital lease obligations	163,232	565,745
Other current liabilities	102,355	86,571

Total current liabilities	576,851	990,229

Long-term debt and capital lease obligations, excluding current installments	1,677,228	1,318,644
Other non-current liabilities	61,801	60,309

Total liabilities	2,315,880	2,369,182

Convertible redeemable preference shares	265,879	273,669

Total shareholders’ equity of Chartered	1,443,414	1,605,569
Noncontrolling interest in CSP	—	(10,163)

Total equity	1,443,414	1,595,406

Total liabilities, convertible redeemable preference shares and total equity	$4,025,173	$4,238,257

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Nine Months Ended
	September 30,	September 30,
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$21,431	$(153,075)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(28,192)	(13,306)
Cash dividends received from associated companies	28,457	7,689
Depreciation and amortization	433,698	380,142
Foreign exchange loss, net	1,366	2,071
Loss (gain) on disposal of property, plant and equipment, net	8	(691)
Others, net	(10,627)	5,500
Changes in assets and liabilities, net of effects from purchase of a subsidiary in 2008:
Receivables	(6,666)	(68,489)
Inventories	19,838	34,603
Other assets	(18,993)	(3,666)
Payables and other liabilities	(11,623)	35,202

Net cash provided by operating activities	428,697	225,980

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(443,556)	(280,234)
Payments for technology licenses	(11,014)	(4,381)
Purchase of a subsidiary, net of cash acquired of $6,523	(237,072)	—
Refund of deposits placed with a vendor	1,278	841
Proceeds from sale of property, plant and equipment	10,482	5,251
Proceeds from redemption of other investments	55,841	16,150
Investment in associated companies	(8,041)	—
Others, net	(433)	675

Net cash used in investing activities	(632,515)	(261,698)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	389,072	167,905
Repayments	(433,631)	(157,512)
Capital lease payments	(3,972)	(4,488)
Receipts (refunds) of customer deposits	(5,609)	15
Issuance of ordinary shares, net of direct issuance costs	989	306,817
(Increase) decrease in cash restricted for debt repayments	(24,468)	3,259

Net cash provided by (used in) financing activities	(77,619)	315,996

Effect of exchange rate changes on cash and cash equivalents	189	947
Net increase (decrease) in cash and cash equivalents	(281,248)	281,225
Cash and cash equivalents at the beginning of the period	743,173	524,501

Cash and cash equivalents at the end of the period	$461,925	$805,726